EXHIBIT 1

June 25, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE  -  ERF

Enerplus Resources Fund Announces

CDN$126 Million Offering Of Trust Units

Enerplus Resources Fund today announced that it has entered into an agreement to sell, to a syndicate of underwriters led by CIBC World Markets Inc., 4.1 million trust units at CDN$30.80 per trust unit to raise gross proceeds of CDN$126.3 million on a bought-deal basis.  Enerplus has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 800,000 trust units at the same offering price.  The issue will be offered in all provinces of Canada.  Closing is expected to occur on July 17, 2003 subject to regulatory approval.  The first distribution for which purchasers of trust units issued pursuant to the offering will be eligible will be payable on August 20, 2003 to Unitholders of record on August 10, 2003.

Net proceeds from the issue will initially be used to repay outstanding bank indebtedness and to subsequently fund future acquisitions and capital and general corporate expenditures.

The securities being offered by Enerplus have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act.  This release does not constitute an offer for sale of Trust Units in the U.S. and any public offering of Trust Units in the U.S. will be made by means of a prospectus.

Enerplus Resources Fund, established in 1986, is North America’s largest conventional oil and natural gas income fund with approximately 83.4 million trust units outstanding, prior to the effect of this offering.  Trading on both the Toronto Stock Exchange (ERF.un) and the New York Stock Exchange (ERF), Enerplus offers investors a high yield investment that pays regular monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2002 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay
Senior Vice-President, Capital Markets